UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30172 / August 20, 2012

In the Matter of

CASH ACCOUNT TRUST
CASH MANAGEMENT PORTFOLIO
CASH RESERVE FUND, INC.
DWS EQUITY 500 INDEX PORTFOLIO
DWS GLOBAL/INTERNATIONAL FUND, INC.
DWS INCOME TRUST
DWS INSTITUTIONAL FUNDS
DWS INTERNATIONAL FUND, INC.
DWS INVESTMENT TRUST
DWS INVESTMENTS VIT FUNDS
DWS MARKET TRUST
DWS MONEY FUNDS
DWS MONEY MARKET TRUST
DWS MUNICIPAL TRUST
DWS PORTFOLIO TRUST
DWS SECURITIES TRUST
DWS STATE TAX-FREE INCOME SERIES
DWS TARGET DATE SERIES
DWS TARGET FUND
DWS TAX FREE TRUST
DWS VALUE SERIES, INC.
DWS VARIABLE SERIES I
DWS VARIABLE SERIES II
INVESTORS CASH TRUST
TAX-EXEMPT CALIFORNIA MONEY MARKET FUND
DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

345 Park Avenue
New York, New York 10154

(File No. 812-13512)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Cash Account Trust, et al. filed an application on March 14, 2008, and amendments to the application on July 30, 2009, October 2, 2009, November 24, 2009, September 10, 2010, November 16, 2010, October 6, 2011, February 7, 2012, and July 23, 2012, requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act and from certain disclosure requirements. The order permits applicants to enter into and materially amend subadvisory agreements without shareholder approval and also grants relief from certain disclosure requirements.

On July 25, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30151). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Cash Account Trust, et al. (File No. 812-13512) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary